Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of shareholders of the Pilgrim Research Enhanced Index Fund was held on July 24, 2001, to approve a new Sub-Advisory Agreement between ING Pilgrim Investments, LLC and Aeltus Investment Management, Inc., with no change in the sub-advisory fee payable to the Sub-Adviser (For: 14,010,473, Against:
189,121, Abstained: 420,473).